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
--------                             U.S. SECURITIES AND EXCHANGE COMMISSION                        --------------------------------
 FORM 4                                      Washington, D.C. 20549                                           OMB APPROVAL
--------                                                                                            --------------------------------
[_] Check this box if no           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                     OMB Number:            3235-0287
    longer subject to                                                                               Expires:      September 30, 1998
    Section 16.  Form 4    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,  Estimated average burden
    or Form 5 obligations   Section 17(a) of the Public Utility Holding Company Act of 1935         hours per response.......... 0.5
    may continue.  See         or Section 30(f) of the Investment Company Act of 1940               --------------------------------
    Instruction 1(b).
(Print or Type Responses)
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1.  Name and Address of           2.  Issuer Name and Ticker or                     6.  Relationship of Reporting Person to Issuer
    Reporting Person*                 Trading Symbol                                             (Check all applicable)

Lopez, M.D.  Diana        K.       ICU Medical, Inc. (ICUI)                               [ ] Director        [X]  10% Owner
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(Last)      (First)    (Middle)   3.  IRS or Social         4. Statement for            ____ Officer (give   ____ Other (specify
                                      Security Number of       Month/Year                            title               below)
                                      Reporting Person         February 1999                         below)
951 Calle Amanecer                    (Voluntary)
--------------------------------                            ----------------------
        (Street)                                            5.  If Amendment,                  -------------------------------
                                                                Date of Original
San Clemente, CA 92673                                          (Month/Year)        7.  Individual or Joint/Group Filing (Check
                                                                                        Applicable Line)
                                                                                        X   Form filed by One Reporting Person
                                                                                      -----
                                                                                      _____ Form filed by More than One Reporting
                                                                                            Person
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(City)        (State)    (Zip)          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.  Title of Security             2. Trans-  3. Trans-      4. Securities Acquired (A)  5.  Amount of    6. Owner-    7.  Nature of
    (Instr. 3)                       action     action         or Disposed of (D)           Securities      ship          Indirect
                                     Date       Code           (Instr. 3, 4 and 5)          Beneficially    Form:         Beneficial
                                                (Instr. 8)                                  Owned at        Direct        Ownership
                                   (Month/   -------------------------------------------    End of Month    (D) or In-    (Instr. 4)
                                     Day/                              (A) or               (Instr. 3       direct (I)
                                    Year)    Code     V     Amount     (D)       Price      and 4)          (Instr. 4)
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Common Stock owned by self                                                                  12,006              D
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Common Stock owned by Lopez CRT #1                                                         250,000              I          (1)
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Common Stock owned by
George A. Lopez, M.D.             2/24/99    J(2)           791,742     A       21.00(2)   791,942              I          (2)
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   Second Family Limited Partnership
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(1)  Held as trustee of the Lopez CRT #1 F/B/O Diana K. Lopez, M.D. and George A. Lopez, M.D.
(2)  George A. Lopez, M.D. and Diana K. Lopez M.D., his wife, are the general partners of the George A. Lopez, M.D. Second Family
     Limited Partnership (the "Partnership") and hold a one-percent general partnership interest in the Partnership. As general partners, they share power to vote and power to dispose of the 791,739 shares owned by the Partnership and may be deemed to be beneficial owners of such shares. The Partnership acquired the shares on 2/24/99 from Trusts for the benefit of the Lopez'
     children, the Christopher George Lopez Children's Trust and the Nicholas George Lopez Children's Trust, which own a 99%
     limited partnership interest in the Partnership. The Drs. Lopez are not trustees of and have no interest in their children's
     Trusts. Except to the extent of their undivided one percent general partnership interest in the assets of the Partnership, the
     Drs. Lopez disclaim any beneficial ownership of the shares owned by the Partnership.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
 * If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                 SEC 1474 (7-96)

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
 FORM 4 (continued)                Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                           (e.g., puts, calls, warrants, options, convertible securities)
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
1.  Title of Derivative       2. Cover-     3. Trans-   4. Trans-      5.  Number of      6. Date Exer-     7. Title and Amount of
    Security (Instr. 3)          sion or       action      action          Derivative        cisable and       Underlying Securities
                                 Exercise      Date        Code            Securities        Expiration        (Instr. 3 and 4)
                                 Price of      (Month/     (Instr. 8)      Acquired (A)      Date (Month/
                                 Deriv-        Day/                        or Disposed       Day/Year)
                                 ative         Year)                       of (D) (Instr.  ----------------------------------------
                                 Security                                  3, 4, and 5)    Date     Expira-               Amount or
                                                        --------------------------------   Exer-    tion       Title      Number of
                                                         Code    V       (A)    (D)        cisable  Date                  Shares
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
1.  Title of Derivative       8. Price            9. Number                10. Ownership            11. Nature of
    Security (Instr. 3)          of                  of                        Form of                 Indirect
                                 Deriv-              Deriv-                    Derivative               Beneficial
                                 ative               ative                     Security:                Ownership
                                 Security            Securities                Direct (D)               (Instr. 4)
                                 (Instr. 5)          Beneficially              or Indirect
                                                     Owned at                  (I)
                                                     End of Month              (Instr. 4)
                                                     (Instr. 4)
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Explanation of Responses:



** Intentional misstatements or      /s/ Diana K. Lopez             3-9-99
   omissions of facts constitute     ----------------------     --------------
   Federal Criminal Violations.          **Signature of             Date
   See 18 U.S.C. 1001 and                Reporting Person
   15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                 SEC 1474 (7-96)